ALZAMEND NEURO, INC.

3480 Peachtree Road NE

Second Floor, Suite 103

Atlanta, GA 30326

July 8, 2024

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Lauren Hamill and Chris Edwards

Re:	Alzamend Neuro, Inc. Registration Statement on Form S-1 File No. 333-279920

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Alzamend Neuro, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:00 pm, Eastern Time, on July 9, 2024, or as soon thereafter as possible.

Please notify Henry C.W. Nisser, General Counsel of the Company, at (646) 650-5044 as soon as possible as to the time the registration statement has been declared effective pursuant to this acceleration request.

ALZAMEND NEURO, INC.

By:	/s/ Stephan Jackman
Name:	Stephan Jackman
Title:	Chief Executive Officer